SIDLEY AUSTIN llp ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866
June 12, 2009
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 4631
Attention: Era Anagnosti

Re:	Pulte Homes, Inc.
Registration Statement on Form S-4
Filed on May 5, 2009
File No. 333-158974

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on February 26, 2009
Definitive Proxy Statement on Schedule 14A Filed on April 7, 2009
File No.: 001-09804

Centex Corporation
Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2009
Definitive Proxy Statement on Schedule 14A Filed on June 6, 2008
File No.: 001-06776
Dear Ms. Anagnosti:
          On behalf of our client, Pulte Homes, Inc. (“Pulte”), and on behalf of Centex Corporation (“Centex”), set forth below are the responses of Pulte and Centex to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), contained in the Staff’s letter, dated June 3, 2009, concerning the above-referenced Registration Statement on Form S-4 (the “Form S-4”), the above-referenced Annual Report on Form 10-K and Definitive Proxy Statement on Schedule 14A of Pulte, and the above-referenced Annual Report on Form 10-K and Definitive Proxy Statement on Schedule 14A of Centex. Pulte submitted to the Commission today, via EDGAR, Amendment No. 1 to the Form S-4 (“Amendment No. 1”), including, where necessary, additional information or amendments requested by the Staff. To assist the Staff in reviewing Amendment No. 1, we are sending via Federal Express a copy of
Sidley Austin llp is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission
June 12, 2009

this letter and copies of Amendment No. 1, which have been marked to show changes from the Form S-4 as filed with the Commission on May 5, 2009, as well as certain supplemental information which was requested by the Staff and which Pulte and Centex have agreed to provide as noted in the responses below.
          With respect to the Staff’s comments relating to Centex or its financial advisor, all of the responses to such comments have been provided by Centex.
          The responses below follow the sequentially numbered comments from the Staff’s letter of June 3, 2009. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.
Form S-4
General
1.	Please provide us with copies of all materials prepared by Pulte’s and Centex’s financial advisors and shared with the respective board of directors and their representatives. This includes copies of the board books and all transcripts, summaries and video presentation materials.

The presentation materials prepared by Citi for the Pulte board of directors at its April 7, 2009 meeting and prepared by Goldman Sachs for the Centex board of directors at its April 7, 2009 meeting are being provided to the Staff under separate cover by counsel for Citi and Goldman on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. In accordance with such Rules, counsel for each of Citi and Goldman has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Citi and Goldman also have requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83. Pulte and Centex and their respective financial advisors have not provided copies of materials prepared by Citi or Goldman Sachs for use at meetings prior to April 7, 2009, because these materials did not reflect the final terms of the transaction as considered and approved by the Pulte and Centex boards of directors at their respective April 7, 2009 board meetings. No additional transcripts, summaries or video presentation materials other than the presentation materials to be provided to the Staff by Citi and Goldman Sachs, respectively, were prepared by Citi or Goldman Sachs for the Pulte or Centex board meetings that took place on April 7, 2009.

Securities and Exchange Commission
June 12, 2009

2.	Please provide us with all financial information including the financial forecasts and projections discussed on pages 95-97 of the filing.

Pulte and Centex are providing to the Staff under separate cover on a supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, the financial forecasts and projections discussed in the Form S-4 that the Staff has requested. In accordance with such Rule, Pulte and Centex request that these materials be returned promptly following completion of the Staff’s review thereof.

3.	Please provide updated historical financial statements, pro forma financial statements and related disclosures, including those incorporated by reference, in accordance with Rule 3-12 of Regulation S-X.

The historical financial statements, pro forma financial statements, and related disclosures have been updated to include information as of and for the periods ending March 31, 2009 for both Pulte and Centex in accordance with Rule 3-12 of Regulation S-X. Please see pages 10 through 18 and 89 through 107 of Amendment No. 1.

4.	Please revise to fill in all blank spaces, except for information which may be omitted in reliance upon an available rule. You may wish to use brackets to indicate information that is subject to change prior to effectiveness.

The disclosure in Amendment No. 1 has been modified to include all omitted information that is currently available, and bracketed blanks have been used to indicate the information that is not currently available. These bracketed blanks will be filled in prior to Pulte requesting effectiveness of the Form S-4.

5.	Please file all exhibits with your next amendment or otherwise supply us with drafts of the legal and tax opinions.

All exhibits to the Form S-4 have been either previously filed with Pulte’s original Form S-4 filing or have been filed with Amendment No.1. Drafts of the tax opinions have been filed with Amendment No. 1.

6.	The “form of” agreements filed as Exhibits 99.1 and 99.2 do not contain a schedule or exhibit that provides the information in the executed agreements concerning the parties to the agreement, the number of shares governed by the agreement and the like. Please refer to Instruction 2 to Item 601 of Regulation S-K and revise to provide a schedule that sets out the material details in which the documents differ or file copies of the executed documents without omitting terms.

Securities and Exchange Commission
June 12, 2009

Exhibits 99.1 and 99.2 have been refiled and now include a schedule identifying the parties to the agreements and the share information that is included in Schedule A to each such agreement.

7.	Please provide a prominent discussion of the reasons and rationale behind the business combination.

Sections entitled “Recommendation of the Pulte Board of Directors and Its Reasons for the Merger” and “Recommendation of the Centex Board of Directors and Its Reasons for the Merger” have been added to the Summary to give these sections of the Form S-4 additional prominence. Please see page 3 of Amendment No. 1. After reviewing a number of Form S-4 filings relating to many of the significant business combination transactions that have recently been the subject of Form S-4 filings, Pulte and Centex believe that the discussion of both Pulte’s and Centex’s reasons and rationale for the merger on pages 44 through 49 is otherwise sufficiently prominent.
Questions and Answers About the Special Meetings of Pulte Shareholders and Centex Stockholders, page iv
Q: What are Pulte Shareholders voting to approve and why is this approval necessary?, page iv
8.	Please indicate in the answer the maximum number of shares the issuance of which is subject to Pulte shareholders’ vote and approval.

A bracketed blank for the requested disclosure has been added in Amendment No. 1. Please see page iv of Amendment No. 1. As noted above Pulte and Centex will fill in these bracketed blanks prior to Pulte requesting effectiveness of the Form S-4.

9.	To the extent that the proposals regarding charter amendment and the share issuance are contingent on one another, so disclose. We note your disclosure on page 80 that if the proposal to amend the charter is not approved, the merger will not be completed even if the proposal to approve the issuance of shares in the merger is approved by the Pulte shareholders.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see pages iv and v of Amendment No. 1.

Securities and Exchange Commission
June 12, 2009

Summary, page 1
Centex Equity Awards, page 2
Performance Units, page 2
10.	Please clarify here that any cash payments related to performance units will be made by Centex as discussed in the “Centex change in control payments” on page 88, and that these payments do not constitute merger consideration. Please clarify that the only portion of the merger consideration payable in cash by Pulte will be the cash payable in exchange for fractional shares.

The disclosure in Amendment No. 1 has been modified in response to these comments. Please see pages 2 and 3 of Amendment No. 1.
Interests of Centex’s Directors and Executive Officers in the Merger, page 4
11.	Please quantify on an aggregate basis the benefits that the Centex’s directors and executive officers will receive as a result of their interests in the merger.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see pages 4 and 5 of Amendment No. 1.
Conditions to Completion of the Merger, page 5
12.	Please briefly describe the facts under which Pulte or Centex may waive the conditions to the merger and discuss the circumstances under which the parties would resolicit shareholders’ votes.

The disclosure in Amendment No. 1 has been modified in response to this comment by (i) adding a reference in the Summary to the fact that Pulte or Centex may waive certain conditions to the merger and (ii) adding a more detailed discussion in “The Merger Agreement—Conditions to Completion of the Merger” to describe the facts under which Pulte or Centex may waive certain conditions to the merger and the circumstances under which they would resolicit shareholders’ votes. Please see pages 6 and 75 of Amendment No. 1.
Termination of the Merger Agreement, page 6
13.	Since the detailed discussion on this subject matter is contained on page 75, please revise your disclosure here to provide a condensed description of the circumstances giving rise to each party’s termination rights.

Securities and Exchange Commission
June 12, 2009

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see pages 7 and 8 of Amendment No. 1.
Material United States Federal Income Tax Consequences, page 7
14.	We note that you intend to obtain and file a tax opinion regarding the material U.S. federal income tax consequences resulting from the transaction. Because it appears that you intend the tax discussion section to set forth counsel’s opinion and the tax opinion to be filed as an exhibit to be a short-form tax opinion, please:
•	revise the discussion under “Material U.S. Federal Income Tax Consequences of the Transactions” to clearly state that the discussion and each of the conclusions are the opinion of counsel;

•	ensure that counsel presents its full opinion under “Material U.S. Federal Income Tax Consequences of the Merger” and clearly identify the matters upon which what counsel is opining; and

•	ensure that counsel expresses its views regarding the tax consequences of the transaction to investors and in doing so that it avoids the use of phrases such as “intended to be a reorganization” and “[a]ssuming the merger so qualifies . . . .”
The disclosure on pages 8 and 65 of Amendment No. 1 has been revised to reflect that, in connection with the filing of the Form S-4, each of Pulte and Centex has received a legal opinion, from Honigman Miller Schwartz and Cohn LLP and Wachtell, Lipton, Rosen & Katz, respectively, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and the description of the material U.S. federal income tax consequences of the merger to U.S. Holders of Centex common stock is based on such opinions.
Comparison of Stockholder Rights and Corporate Governance Matters, page 8
15.	Concisely summarize the material differences between the rights of stockholders holding stock in a Michigan corporation in comparison to holders of stock of a Nevada corporation.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see page 9 of Amendment No. 1.

Securities and Exchange Commission
June 12, 2009

Summary Selected Historical Financial Data for Pulte, page 9 and Summary Selected Historical Financial Data for Centex, page 11
16.	Please provide footnotes to Pulte’s and Centex’s disclosures of dividends per share to clarify that they have discontinued quarterly dividends.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see pages 11 and 13 of Amendment No. 1.
Unaudited Pro Forma Combined Per Share Information, page 14
17.	We note that Pulte and Centex have discontinued quarterly dividends. Please clarify the anticipated dividend policy of the combined entity.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see pages 9 and 16 of Amendment No. 1.
Risk Factors, page 17
The merger will result in substantial goodwill for the combined company...”, page 21
18.	The caption of this risk factor indicates that the risk factor disclosure will also discuss risks related to impairment of intangible assets; however, your discussion appears limited to only goodwill impairment. We note that both Pulte and Centex continue to suffer impairment charges as noted in each company’s most recent periodic reports. In light of the homebuilding market’s ongoing volatility, and each company’s occurring significant land impairment charges, please revise this risk factor disclosure to convey to the investors a factual understanding of the likelihood of these impairment charges occurring following the merger, and the related risks imposed upon the combined entity and its shareholders.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see pages 23 and 24 of Amendment No. 1.
Pulte and Centex will occur significant transaction and merger-related integration costs...., page 22
19.	We note your disclosure that you are unable to provide an estimate of the integration costs at this stage. On pages 88 and 92, however, you discuss the anticipated transaction costs for each party. Also, one of the financial considerations that the Pulte board considered was the “cost structure and

Securities and Exchange Commission
June 12, 2009

capitalization structure of the combined company.” Refer to the last paragraph on page 40. Please revise to quantify these costs to the extent possible.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see pages 24 and 25 of Amendment No. 1.
The Pulte Special Meeting, page 25
Proxy Solicitation, page 28
20.	Please confirm that you have disclosed all material arrangements with D.F. King & Co., Inc. as required by Item 4a-3(i) of Schedule 14A. In addition, you indicate that Pulte employees may solicit proxies personally or by telephone, Internet, telegram, facsimile or special delivery letter. Specify the means by which these persons may solicit electronically. Also note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence, and information posted on the Internet, must be filed under the cover of Schedule 14A. See Exchange Act Rule 14a-6(b) and (c). Please confirm your understanding of these requirements. To the extent applicable, please address this comment as it relates to Centex and Innisfree M&A Incorporated.

Pulte and Centex confirm that all material relationships between D.F. King & Co., Inc. and Pulte, on the one hand, and Innisfree M&A Incorporated and Centex, on the other hand, have been disclosed in the Form S-4. The disclosure in Amendment No. 1 has also been modified in response to this comment. Please see pages 31 and 35 of Amendment No. 1. Pulte and Centex each confirm that it understands the requirements of Exchange Act Rules 14a-6(b) and (c).
The Merger, page 33
Background of the Merger, page 33
21.	Your disclosure throughout this section does not (i) describe in sufficient detail who initiated contact among the parties, (ii) identify all of the parties present at a meeting or conference call (for example, starting in the third full paragraph on page 34 you state that “a member of the Pulte Board” participated in the initial discussion with Centex representatives), or (iii) fully explain the issues discussed and the positions taken by the involved parties at each meeting. In addition, while you state that Centex engaged Goldman Sachs as its financial advisor in the fall of 2008, there is very little disclosure about the role played by Goldman until March 10, 2009

Securities and Exchange Commission
June 12, 2009

when Centex engaged Goldman and its financial advisor in connection with the transaction.
•	Please revise to, among other things, identify the party who initiated the first discussion between the two companies. In light of your disclosure that Pulte and Centex held similar discussions in 2000 and 2004 for a potential business combination, it is important to understand the historical factors that may have contributed to the subject transaction.

•	With respect to both Citi and Goldman Sachs, clearly characterize each financial advisor’s role and discuss each of the reports, analyses and other materials that may have been the subject of presentations to each respective board. For example, it is unclear who proposed the three homebuilding industry participants as “the preferred combination partners” during the January 10, 2009 Centex meeting.
The disclosure in Amendment No. 1 has been modified in response to this comment. Please see pages 36 through 43 of Amendment No. 1.

22.	Please elaborate on the reasons why the Centex board decided not to pursue a transaction with Pulte in 2005.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see page 37 of Amendment No. 1.

23.	Please disclose the reasons why Pulte’s board decided to explore a business combination transaction with Centex by analyzing in detail the factors discussed by the Pulte board in the February 9, 2009 meeting. Also, please discuss whether the Pulte board considered other possible strategic alternatives with third parties and the reasons for not pursuing those options. Please make sure to address the rationale and structure for the merger and whether other alternative structures were considered.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see page 38 of Amendment No. 1. As noted in Amendment No. 1, Pulte did not consider other strategic alternatives with third parties following the initial discussion between Mr. Dugas and Mr. Eller in early February 2009.

24.	We note your disclosure in the last paragraph on page 36. Please disclose how the Centex board came to the consensus that a transaction with Company B offered a lesser value to the Centex stockholders. Also please discuss Centex board’s views on recapitalization as a strategic alternative and why it was not ultimately pursued.

Securities and Exchange Commission
June 12, 2009

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see pages 37 and 40 of Amendment No. 1.

25.	Please enhance the discussion regarding the negotiation of the material terms of the merger agreement and the consulting agreement with Mr. Heller. Please explain how the parties arrived at the exchange ratio, the termination fees, and other material terms of the transaction and the consulting arrangement.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see pages 41 and 42 of Amendment No. 1.
Recommendation of the Pulte Board of Directors and Its Reasons for the Merger, page 39
26.	Revise any references to the advisor’s opinions appearing in the section relating to the board’s reasons for the merger to address the contingent payments and consider adding a risk factor to address the contingent nature of the fees payable.

Pulte and Centex each believes that further disclosure regarding the contingent nature of a portion of the financial advisory fees is not required by Item 4(a)(2) (relating to the reasons) or Item 3 (Item 503(c) of Regulation S-K relating to risk factors). Pulte’s and Centex’s respective boards of directors did not consider the contingent payment arrangements of the financial advisors as a reason for engaging in the transaction or as a significant factor that makes the transaction speculative or risky given that such contingent fee arrangements are customary for this type of transaction and could apply to any company or transaction. These fee arrangements were negotiated at arms length and were disclosed to the respective boards of Pulte and Centex as reflected in the financial advisors’ opinion letters, each of which indicates that a significant or principal portion of the financial advisor’s fee is contingent upon completion of the merger. In addition, although a significant portion of the fees payable to the financial advisors is contingent upon completion of the merger, portions of the fees payable to each such financial advisor were payable, regardless of whether the merger occurs, in the case of Citi, in connection with the delivery of Citi’s opinion to Pulte’s board of directors and, in the case of Goldman Sachs, in connection with the execution of the merger agreement.

For the foregoing reasons, Pulte and Centex each believes that adding a risk factor or other disclosure simply because a portion of each financial advisor’s fees is contingent on completion of the merger is unnecessary. Pulte and Centex also each believes that the current level of disclosure conforms to disclosures typically included in proxy statements in similar transactions and provides full and adequate disclosure with respect to such fee arrangements.

Securities and Exchange Commission
June 12, 2009

27.	Where not readily apparent, provide the board’s analysis of each supporting factor and potential risk. For each item identified enhance the disclosure so that shareholders understand how consideration of the listed factors impacted the decision of Pulte’s board to approve the merger and to recommend it to Pulte’s shareholders for their approval. Conclusory disclosure such as the board considered the “significant potential cost synergies” is general and does not provide insight into the board’s decision-making and the basis for its recommendation. In summarizing the board’s analysis for each of these material factors, please disclose the risks and countervailing factors, strategic alternatives (and the reasons for rejecting them) and why the factors were viewed by the board as supporting its decision to enter into the merger agreement.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see pages 44 through 47 of Amendment No. 1.

28.	In the “Growth Through Expanded Geographic and Brand and Customer Segment Diversity” bullet point, please revise your disclosure to explain how, in addition to geographic diversity, each company complements and overlaps the other.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see page 45 of Amendment No. 1.

29.	In the “Financial Considerations for Combined Company” bullet point, please describe in detail Pulte’s analysis in arriving at a determination that even with the increased amount of debt that the combined company will be facing, the merger with Centex was still in the best interest of the shareholders. Please ensure that your discussion, among other things, addresses:
•	the size of the combined entity’s debt;

•	all the risks set forth in “The combined company will have more indebtedness...” risk factor on page 17;

•	the tightening of the financial ratios under Pulte’s current debt arrangement as also evidenced by the need to amend its unsecured revolving credit facility twice during 2008 to, among other things, reduce its borrowing capacity from $1.86 billion to $1.2 billion (further reduced to $1.0 billion based on your most recent quarterly report), and adjust the required tangible net worth minimum and maximum allowed debt-to-total capitalization, as well as maintain certain liquidity reserve account;

•	Centex’s limited ability to refinance its maturing debt (see “Operational Risks” on page 11 of Centex’s most recent annual report); and

Securities and Exchange Commission
June 12, 2009

•	Centex’s lack of investment grade ratings, rendering it subject to a borrowing base limitation under its multi-bank credit facility.
Please ensure that your disclosure takes into account both companies’ financial performance for the last two fiscal years and their ability as a combined company to meet the applicable financial covenants on a short-term and long-term basis.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see pages 45 and 46 of Amendment No. 1.

30.	Please identify the basis of the board’s belief that an expected result of the merger is “the potential for an accelerated path to profitability and a stronger liquidity position relative to other participants in the homebuilding industry”. We note a similar statement made by Mr. Eller in a communication filed with the Commission pursuant to Rule 425 on April 13, 2009 in which he stated that the anticipated result of the merger is “a stronger, more competitive organization unequaled among [its] peers”.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see page 45 of Amendment No. 1.
Recommendation of the Centex Board of Directors and Its Reasons for the Merger, page 42
31.	Please address the concerns in the immediately preceding section to the extent applicable. In particular, please explain:
•	From Centex board’s point of view, what “the expected synergies” of the combined entity were (see bullet point three on page 42);

•	Why Pulte was “most likely to offer a transaction that would provide attractive value to Centex’s stockholders” (see bullet point five on page 42); and

•	With respect to your disclosure in bullet point nine on page 43, whether Centex has received any verbal or written communications from customers or suppliers seeking to modify or terminate material agreements with Centex.
The disclosure in Amendment No. 1 has been modified in response to this comment. Please see pages 47 through 49 of Amendment No. 1. As of the date hereof, Centex has not received any requests from its customers, suppliers or distributors to modify or terminate existing agreements or arrangements. However, Centex prefers not to make such

Securities and Exchange Commission
June 12, 2009

disclosure in the joint proxy statement / prospectus out of a business-related concern that such disclosure could encourage such requests.
Opinion of Pulte’s Financial Advisor, page 44
Selected Public Company Analysis, page 46
32.	Please elaborate on the criteria used by Citi in selecting the companies used in this analysis. Address the size, geographical location and historical performance of the companies considered. Also, disclose whether any companies meeting Citi’s criteria were excluded from the analysis and the reasons for doing so.

With respect to the portion of the Staff’s comment to disclose the criteria used for selecting companies in Citi’s selected public companies analysis, the disclosure appearing on page 52 of Amendment No. 1 has been modified in response to this comment. Pulte supplementally notes for the Staff that, as reflected in the disclosure, the selection of companies was based generally on industry sector rather than distinct attributes, such as size, geographic location and historical performance, of such companies.

With respect to the portion of the Staff’s comment as to whether any companies meeting the selection criteria were excluded from Citi’s selected public companies analysis, Pulte supplementally advises the Staff that Citi did not exclude from its selected public companies analysis those companies that Citi identified as meeting the selection criteria. Pulte notes for the Staff, however, in the disclosure appearing on page 51 of Amendment No. 1 that no company used in Citi’s analyses as a comparison is identical to Pulte or Centex and that Citi’s analyses necessarily involve judgment. In light of the foregoing and the Staff’s comment, additional disclosure has been added on page 51 of Amendment No. 1 to indicate that Citi’s selected public companies analysis may not necessarily utilize all companies that could be deemed comparable to Pulte or Centex.

33.	To help the average investor in understanding the implications of this financial analysis, please disclose the underlying data used by Citi in deriving the implied exchange ratio reference range. Investors may benefit from an enhanced discussion of the extent to which high, low, or median values were calculated and considered when determining the implied exchange ratio.

The disclosure with respect to the “Selected Companies Analysis” appearing on page 52 of Amendment No. 1 has been modified in response to these comments. For consistency, similar disclosure has been added with respect to the “Selected Precedent Transactions

Securities and Exchange Commission
June 12, 2009

Analysis” and the “Discounted Cash Flow Analysis” on pages 53 and 54, and [•], respectively, of Amendment No. 1.
Selected Precedent Transactions Analysis, page 47
34.	We note that the most recent transaction included in this analysis was completed in June of 2005. Please disclose the criteria used by Citi in selecting these transactions and to the extent that any transaction which originally met the criteria was later excluded, disclose the specific reasons for doing so.

With respect to the portion of the Staff’s comment to disclose the criteria used for selecting the transactions in Citi’s selected precedent transactions analysis, the disclosure in Amendment No. 1 has been modified in response to this comment. Please see pages 52 and 53 of Amendment No. 1.

With respect to the portion of the Staff’s comment as to whether any transactions meeting the selection criteria were excluded from Citi’s selected precedent transactions analysis, Pulte supplementally advises the Staff that Citi did not exclude from its selected precedent transactions analysis those transactions that Citi identified as meeting the selection criteria. As mentioned above and noted in the disclosure appearing on page 51 of Amendment No. 1, no transaction used in Citi’s analysis as a comparison is identical to the merger and that Citi’s analysis necessarily involves judgment. In light of the foregoing and the Staff’s comment, additional disclosure has been added on page 51 of Amendment No. 1 to indicate that Citi’s selected precedent transactions analysis may not necessarily utilize all transactions that could be deemed comparable to the merger.
Discounted Cash Flow Analysis, page 59
35.	Please disclose here the projected cash flow data used in Citi’s analysis and whether the underlying estimates were based on Pulte’s strategic-case forecast or the liquidity-case forecast (we note your disclosure on page 95). Further, please disclose how Citi selected the terminal value multiples and how it determined the discounted rate of 10.6%-12%.

The disclosure in Amendment No. 1 has been modified in response to these comments. Please see pages 53 and 54 of Amendment No. 1.

Securities and Exchange Commission
June 12, 2009

Contribution Analysis, page 48
36.	Please disclose the underlying data on which Citi derived the selected exchange ratio reference range. Provide enhanced disclosure to address the scope of the range derived from Citi’s analysis.

The disclosure in Amendment No. 1 has been modified in response to these comments. Please see page 54 of Amendment No. 1.
Pro Forma Financial Analysis, page 48
37.	Please expand your disclosure by providing the basis upon which Citi determined that the merger could be “accretive” to Pulte’s calendar years 2009-011 estimated EPS and book value per share, and Pulte’s calendar years 2010-2011 estimated tangible book value per share.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see page 55 of Amendment No. 1.
Miscellaneous, page 48
38.	Please disclose the compensation that the advisor received for services provided to the company during the past two years pursuant in accordance with Item 1015(b)(4) of Regulation M-A. If the information necessary to accurately quantify the compensation paid or to be paid to the advisor is not available, and it would require unreasonable effort to obtain, please revise your disclosures to provide a narrative description of the fees paid or to be paid and an explanation of the reasons why such additional information is unavailable. Please address this comment as it relates to Centex and its relationship with Goldman Sachs.

The disclosure in Amendment No. 1 has been modified in response to these comments. Please see pages 55 and 62 of Amendment No. 1.

39.	Please advise us regarding the financial advisor’s obligation to update, revise or reaffirm its opinion.

With respect to Citi, the disclosure in Amendment No. 1 has been modified in response to this comment. Please see page 51 of Amendment No. 1.

As disclosed in the fairness opinion attached to Amendment No. 1 as Annex C, Goldman Sachs assumes no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof.

Securities and Exchange Commission
June 12, 2009

Opinion of Centex’s Financial Advisor, page 49
40.	Since the merger consideration consists of an equity exchange ratio, average investors may have difficulty understanding Goldman’s financial analyses, which are expressed in terms of price per share. To aid the average investor in understanding the summaries of the financial analyses, revise each of them to explain in concise and understandable language what the financial advisor did and how the analysis and conclusion are relevant to stockholders and, specifically, to the consideration that they are receiving in the merger. Describe why the particular analyses were used and why particular measures or methodologies were chosen for each analysis. In addition, please reduce the amount of financial jargon and avoid unnecessary financial terms that make the disclosure difficult to understand. Please incorporate these concepts into any revisions made to disclosure covering Citi’s work for the Pulte board.

The disclosure in Amendment No. 1 has been modified in response to this comment to attempt to reduce the amount of financial jargon, avoid unnecessary financial terms and make the disclosure less difficult to understand as well as to enhance the disclosure as to how the particular analysis and conclusion might be relevant to the Board’s decision as to whether to approve the merger and as to why particular methodologies or measures were chosen for each analysis. Please see pages 57 through 61 of Amendment No. 1.

41.	With respect to each type of analysis performed by Goldman Sachs, please provide specific disclosure of the methods Goldman Sachs used to arrive at the key figured utilized in each analysis. For example:
•	clarify how the advisor estimated the price book value ratios for years 2009 and 2010 (see page 51);

•	disclose the date when Centex common stock was $11.28 per share and why that particular timeframe was chosen by the advisor in its analysis at the top of page 52;

•	describe the methods by which Goldman Sachs arrived at the various ranges of implied values and of discount rates, particularly in the illustrative discounted cash flow analysis on page 52;

•	identify which version of the financial forecast the advisor used in his calculations of the illustrative per share value indications (page 52) and in his present value of future share price analysis (page 53); and

•	disclose the nature of the data obtained by “a leading homebuilder research firm” used in the advisor’s contribution analysis.

Securities and Exchange Commission
June 12, 2009

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see pages 57 through 61 of Amendment No. 1.

42.	Given Goldman Sachs’ relationship with Centex prior to Goldman Sachs being engaged as Centex’s financial advisor in connection with the merger (we note your disclosure in the fourth paragraph on page 54), please tell us with a view toward disclosure whether the opinion of Goldman Sachs was subject to review and approval by a special committee of the financial advisor.

As disclosed in the Goldman Sachs opinion attached to Amendment No. 1 as Annex C, the opinion was approved by a fairness committee of Goldman Sachs. Goldman Sachs has advised Centex that no other committee of Goldman Sachs reviewed or approved the fairness opinion.
Regulatory Approvals, page 54
43.	Please update this information based on the status of your HSR filing.

The disclosure in Amendment No. 1 has been modified to note that the HSR waiting period has expired. Please see page 62 of Amendment No. 1.
Interests of Centex’s Directors and Executive Officers in the Merger, page 59
44.	Please quantify the benefits that the executive officers and directors will receive as a result of the transactions on an individual basis in tabular form. Disclose the exercise price for all executive officer and director options or units that will fully vest, as applicable. Consider listing individually the number of shares vested as a result of the change in control event, related to each executive officer or director affected, as appropriate.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see pages 67 through 69 of Amendment No. 1.
Consulting Agreement Between Timothy R. Eller and Pulte, page 61
45.	In the first paragraph please clarify whether in conjunction with his resignation from Centex, Mr. Eller will receive, among other things, all payments and benefits under CIC plus $293,000, all payable by Centex. If not, please explain how these payments relate to the ones disclosed by you at the top of page 61.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see pages 69 and 70 of Amendment No. 1.

Securities and Exchange Commission
June 12, 2009

46.	Please clarify whether Mr. Eller’s bonus of $300,000 is a guaranteed bonus.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see page 70 of Amendment No. 1.

47.	With respect to your disclosure at the top of page 61, please clarify your disclosure about Mr. Eller being entitled to “the consulting fees”. Please explain whether he will receive a pro rated portion of the consulting fee depending on when his consultancy terminates during the two year consulting period.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see page 70 of Amendment No. 1.
The Merger Agreement, page 63
48.	We note your inclusion of a disclaimer regarding the accuracy of, and investor use of, the information in the merger agreement, which has been filed as part of your registration statement. Please tell us how you determined that disclaimers such as this are consistent with your disclosure obligations or amend your disclosure as appropriate.

Pulte and Centex respectfully submit that the disclaimer is consistent with their respective disclosure obligations. The merger agreement is included in the joint proxy statement/prospectus to provide Pulte’s and Centex’s respective investors with information regarding the terms of the merger agreement, not to provide factual information about Pulte and Centex. Investors can find extensive factual information about Pulte and Centex elsewhere in the joint proxy statement/prospectus and in both company’s periodic reports filed under the Exchange Act which are incorporated by reference in the joint proxy statement/prospectus.

Pulte and Centex included the disclaimer in response to the Commission’s concern that “a reasonable investor could conclude that the statements made in the representation[s] describe the actual state of affairs and the information could be material” and that issuers must “consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading.” Section 21(a) Report, Exchange Act Release No. 51283, March 1, 2005. Accordingly, Pulte and Centex each advise their respective investors that the factual information in certain provisions of the merger agreement may be inaccurate because, among other things, those provisions may be modified or qualified by confidential disclosure schedules, are subject to a contractual standard of materiality, and that they are in some cases not intended to be true statements of known facts and that

Securities and Exchange Commission
June 12, 2009

they are simply designed to allocate risk between the parties (third paragraph of the disclaimer), but that factual information about Pulte and Centex can be found elsewhere (second paragraph of the disclaimer).

49.	Please provide us supplementally with a list that briefly identifies and summarizes the contents of the Company Disclosure Schedule and of the Parent Disclosure Schedules, both schedules to the merger agreement. Please note that in accordance with Item 601(b)(2) of Regulation S-K, the merger agreement attached as Annex A to the proxy statement/prospectus and incorporated by reference therewith, must contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. Please revise your disclosure accordingly.

In response to the Staff’s comment, the merger agreement included in Amendment No. 1 includes (i) a list briefly identifying the contents of the omitted schedules to Exhibit 2.1, (ii) a footnote to the exhibit list and exhibit index with the agreement to furnish a copy of any omitted schedule to the SEC as a supplement upon request, and (iii) a footnote to the exhibit list and exhibit index that indicates that the merger agreement contains a list of schedules to the agreement that have been omitted pursuant to Item 601(b)(2) of Regulation S-K. In response to the Staff’s request, Pulte and Centex are supplementally providing the Staff with a list that briefly identifies and summarizes the contents of the Company Disclosure Schedule and of the Parent Disclosure Schedule.
Exchange of Centex Stock Certificates for Pulte Stock Certificates, page 64
50.	Please briefly discuss what will happen to the Centex shareholders who do not possess a stock certificate or whose certificates have been lost.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see page 73 of Amendment No. 1.
Unaudited Pro Forma Condensed Combined Financial Statements, page 81
51.	Please provide explanations for each reclassification adjustment on page 86.

The disclosure in Amendment No. 1 has been modified to add explanations for each reclassification adjustment in response to this comment. Please see pages 98 and 99 of Amendment No. 1.

Securities and Exchange Commission
June 12, 2009

52.	We note your disclosure in footnote (c) on page 87 that the pro forma financial statements do not reflect potential differences in accounting policies between Pulte and Centex.
•	Please explain to us why you believe differences in accounting policies may exist that would materially impact the pro forma financial statements.

•	Please clarify the specific nature of the differences in accounting policies that you identified, and clarify how you intend to reconcile them upon completion of the merger.

•	Please tell us the impact of the known differences and explain to us why you have not adjusted the pro forma financial statements for these differences.

•	If it is reasonably possible that potential adjustments could have a material impact on the pro forma financial statements, please provide a sensitivity analysis to quantify their potential impact.
In connection with the due diligence process, Pulte reviewed Centex’s public filings and discussed each company’s significant accounting policies and processes with Centex management, as well as exchanged certain financial data. In the course of such reviews, Pulte identified certain differences in historical accounting policies. The majority of these differences would not materially impact the pro forma financial statements. However, certain of these differences relate to the processes for capitalizing and allocating certain construction and land development costs. Given the long time periods over which such costs are capitalized and allocated in the homebuilding industry as a result of the long life cycles of many communities, such differences are not readily quantifiable. It is also not readily determinable whether such differences would result in either an increase or a decrease to pro forma expenses. Therefore, while Pulte does not believe that such differences would have a material impact on the pro forma financial statements, Pulte believes it appropriate to provide cautionary language regarding their potential impact. As part of the purchase price allocation process under SFAS 141(R), Pulte will record all acquired inventory at fair value, which will eliminate any differences in historical accounting policies. Upon completion of the merger, Pulte will perform a more detailed review of Centex’s accounting policies and will conform accounting policies for the combined entity for all post-merger periods. Additionally, as more fully described in the response to comment #55, a sensitivity analysis regarding the fair value of inventory to be acquired with the merger has been included in Amendment No. 1.

53.	We note your disclosure in footnote (d) on page 88 related to the determination of the total purchase price. Please clarify how you determined the fair value of the stock options included in the purchase price and how you determined that no

Securities and Exchange Commission
June 12, 2009

amounts will be required to be recorded as compensation expense. Refer to paragraph A106 of SFAS 141(R).

Pulte determined the fair value of the stock options to be issued in connection with the merger using the Black-Scholes valuation method and reflecting Pulte’s share price of $11.86 per share on April 29, 2009, which is consistent with the share price used for the overall purchase price calculation. Pulte has updated this share price and the related impacts on the pro forma financial statements in Amendment No. 1.

In preparing the pro forma financial statements, Pulte considered the guidance contained in paragraph A106 of SFAS 141(R). The terms of the Centex stock option awards provide that the stock options will immediately vest upon a change in control, as defined. The implication of this is that the amount attributed to pre-combination services is the entire fair value of the stock options.

However, due to the modification of the exercise period upon employee termination as stipulated in the merger agreement, Pulte will record compensation expense in the post-merger period related to certain of these stock options. Pulte has not yet completed the valuation analyses necessary to quantify the amount of such compensation expense. Pulte notes the disclosures in footnote (d) beginning on page 99 of Amendment No. 1 and footnote (k) on page 107 of Amendment No. 1 related to this topic:

Excerpt from end of footnote (k):

“The incremental value by which the fair value of the options to purchase Pulte common stock exceeds the fair value of Centex stock options will be treated as post-merger compensation expense and will be recognized over the implied service period. The valuation of the incremental fair value attributable to this change in exercise period has not been performed and thus has not been reflected in the pro forma financial statements.

At the merger announcement date, the Centex stock options were deep out of the money, which implies that there may be a derived service period because the employee may be required to provide service for some period to obtain value from the award. Therefore, a portion of the fair value of Centex stock options, along with the incremental value by which the fair value of the options to purchase Pulte common stock exceeds the fair value of the Centex stock options, may need to be recognized in the post-merger period over the derived service period. These amounts have not been finalized and thus have not been reflected in the pro forma financial statements. For the purposes of the pro forma financial statements, the entire fair value of Centex stock options has been included in the purchase consideration.”

Securities and Exchange Commission
June 12, 2009

Upon completion of the necessary valuation analyses, Pulte will record the appropriate amounts of compensation expense in the applicable post-merger periods. Based on Pulte’s current estimates of the fair value of these stock options as reflected in the pro forma financial statements, such amounts are not believed to be material.

54.	We note your disclosure in footnote (d) on page 89 related to the preliminary allocation of the purchase price. Please explain to us any additional procedures you are undertaking or expect to undertake to identify or fair value any additional assets and liabilities not yet reflected in the purchase price allocation.

In order to complete the allocation of purchase price, Pulte will, among other things:
•	Work with Centex management and personnel and third party accounting specialists to perform thorough reviews of the assets to be acquired and liabilities to be assumed in order to identify all tangible and intangible assets and liabilities for which an adjustment may be appropriate under SFAS 141(R) or other applicable guidance;

•	Perform the necessary analyses to determine the appropriate valuation of assets to be acquired and liabilities to be assumed; and

•	Involve third party valuation, tax, and other specialists as needed.
While some of this work has begun and is ongoing, the majority of the work will be performed after the closing of the merger. As a result, Pulte may identify additional pro forma adjustments that are not reflected in the pro forma financial statements, and estimates of such pro forma adjustments may also change.

55.	We note your disclosure in footnote (d) on page 89 related to the fair value adjustment to house and land inventory.
•	Please provide us additional information related to the material assumptions underlying Centex’s historical impairment analyses under SFAS 144 and the material assumptions underlying the fair value analyses under SFAS 141(R).

•	Please clarify the dollar value and components of Centex’s inventory to which the fair value adjustment relates.

•	Please disclose the range of discount rates used in the discounted cash flow analyses and the weighted average discount rate.

•	If it is reasonably possible that potential adjustments could have a material impact on the pro forma financial statements, please provide a sensitivity analysis to quantify their potential impact.

Securities and Exchange Commission
June 12, 2009

As described in Centex’s Annual Report on Form 10-K for the year ended March 31, 2009, Centex follows a robust process in performing its quarterly impairment analyses (excerpt from page 55, Critical Accounting Estimates):
On a quarterly basis we assess each neighborhood and land investment, including land held for development and sale, in order to identify underperforming neighborhoods and to identify land investments that may not be recoverable through future operations. Each neighborhood is assessed as an individual project. This quarterly assessment is an integral part of our local market level processes. We measure the recoverability of assets by comparing the carrying amount of an asset to its estimated future undiscounted net cash flows. These evaluations are significantly impacted by the following key assumptions related to the project:
•	estimates of average future selling prices,

•	estimates of future construction and land development costs, and

•	estimated future sales rates.
These key assumptions are dependent on project specific local market (or neighborhood) conditions and are inherently uncertain. Local market-specific factors that may impact our project assumptions include:
•	historical project results such as average sales price and sales rates, if closings have occurred in the project,

•	competitors’ local market (or neighborhood) presence and their competitive actions,

•	project specific attributes such as location desirability and uniqueness of product offering,

•	potential for alternative product offerings to respond to local market conditions, and

•	current local market economic and demographic conditions and related trends and forecasts.
These and other factors are considered by our local personnel as they prepare or update the project level assumptions. The key assumptions included in our estimated future undiscounted net cash flows are interrelated. For example, a decrease in estimated sales price due to increased discounting may result in a complementary increase in sales rates. Based on the results of our assessments, if the carrying amount of the neighborhood exceeds the estimated undiscounted cash flows, an impairment is recorded to reduce the carrying value of the project to fair value. Fair value is determined based on discounted estimated cash flows for a neighborhood. Discount rates used in our evaluations are based on a risk free interest rate, increased for estimates of

Securities and Exchange Commission
June 12, 2009

market risks associated with a neighborhood. Market risks considered in our discount rate include, among others:
•	geographic location of project,

•	product type (for example, multifamily high rise product or single family product),

•	average sales prices of the product, and

•	estimated project life.
For the quarter ended March 31, 2009, discount rates used in our estimated discounted cash flow assessments ranged from 8% to 24%, with an average discount rate of 16%.

Our quarterly assessments reflect management’s estimates, which we believe are reasonable; however, if homebuilding market conditions continue to deteriorate, or if the current challenging market conditions continue for an extended period, future results could differ materially from management’s judgments and estimates.
Centex’s quarterly SFAS 144 assessments are based on Centex’s longstanding practice of projecting the expected remaining life of job (“RLOJ”) activity for each of Centex’s neighborhoods/projects. These quarterly RLOJ projections are the basis of Centex’s quarterly consolidated projections, which Centex uses to: (1) assess the health of its operations, (2) manage its operations and (3) plan and monitor its capital needs. The assumptions used for the RLOJ projections are all based on the recent performance of the neighborhood, adjusted for expected changes in future conditions. If the assessment identifies a project whose carrying value is not recoverable, the fair value of the project is determined based on discounting the estimated cash flows from the RLOJ projections discussed above using a market-based risk rate as outlined in Centex’s disclosures.

As described above and in footnote (d) on pages 102 and 103 of Amendment No. 1, the primary assumptions impacting the fair value of Centex’s inventory consist of estimates of average selling prices and sales incentives, expected sales paces and cancellation rates, expected land development and construction timelines, and anticipated land development, construction, and overhead costs. In performing the fair value analysis for Centex’s inventory for purposes of the pro forma financial statements, Pulte utilized assumptions generally consistent with those used by Centex as part of its applicable forecasting and impairment processes. Pulte also respectfully submits that it is important to note the inherent value differences that result between the application of SFAS 141(R) in a business combination, in accordance with which all inventory assets are adjusted to fair value, and SFAS 144 on an ongoing basis, in accordance with which only those inventory

Securities and Exchange Commission
June 12, 2009

assets determined to be impaired are adjusted to fair value. See the second paragraph of footnote (d), House and Land Inventory, for a more detailed description.

In Amendment No. 1, Pulte has revised footnote (d), House and Land Inventory, to include the following disclosures:
•	End of first paragraph: “Discount rates used in the pro forma fair value analysis ranged from 8% to 24%, with an average discount rate of 15%.”

•	Beginning of second paragraph: “The aggregate fair value adjustment of $(610.0) million as of March 31, 2009 relates to all components of Centex’s consolidated inventory balance of $3.2 billion. This adjustment primarily relates to land inventory, which was not impaired in the historical reporting of Centex...”

•	End of third paragraph: “The following analysis presents the sensitivity of Centex’s inventory to hypothetical changes in fair values as if these changes occurred at March 31, 2009. The ranges of changes chosen for this analysis reflect Pulte’s view of changes which are reasonably possible through the expected date of completion of the merger. Any such change would generally result in a corresponding offsetting change in the amount of goodwill.”

As of
March 31, 2009
(amounts in
thousands)
Estimated fair value of inventory at March 31, 2009	$2,542,955
Impact of a 10% change in fair value	254,296
Impact of a 15% change in fair value	381,443
Note that because the fair value assessments are performed at the community level in accordance with SFAS 67 and SFAS 144, not at the individual lot level, and that because communities have inventory in more than one stage of construction and development, the aggregate allocation of the fair value adjustment by inventory component is not a metric historically captured by either Centex or Pulte.

56.	We note your disclosure in footnote (d) on page 90 related to the fair value sensitivity analysis for the senior notes. Please revise your disclosures to clarify the potential impact of changes in the fair value of the senior notes on the pro forma financial statements.

Footnote (d) on page 104 of Amendment No. 1 has been revised to clarify the impact that potential changes in the fair value of the senior notes might have on pro forma goodwill and interest expense as follows:

Securities and Exchange Commission
June 12, 2009

	Impact at March 31, 2009 on Pro Forma		Impact on Pro Forma Interest Expense
			Three Months Ended	Year Ended
	Senior Notes	Goodwill	March 31, 2009	December 31, 2008
	(amounts in thousands)
Estimated fair value of Senior Notes at March 31, 2009	$2,602,688	$—	$—	$—
Impact of a 10% change in fair value	260,269	260,269	15,000	59,000
Impact of a 15% change in fair value	390,403	390,403	22,000	88,000
57.	Please revise footnote (d) to disclose how you calculated the adjustment to pro forma interest expense for the fair value adjustment of the senior notes and disclose their effective interest rate.

The disclosure in footnote (d) of Amendment No. 1 has been modified as follows in response to this comment. Please see page 105 of Amendment No. 1.

“...an increase of $24.0 million and $96.0 million in interest expense for the three months ended March 31, 2009 and the year ended December 31, 2008, respectively, related to the accretion of the fair value adjustment of senior notes to their value at maturity. Pro forma interest expense was determined by applying the effective interest rates of the assumed senior notes as of March 31, 2009, the aggregate average of which was 11.1%, to the fair values of such notes as of March 31, 2009 and eliminating the amortization of pre-existing debt issue costs recorded during the applicable periods.”

58.	We note the disclosure on page 22 that the merger would result in an “ownership change” within the meaning of Section 382 of the Internal Revenue Code for Centex. Please tell us why you have not made an adjustment under footnote (h) for the Centex deferred tax assets that are not reserved in the current valuation allowance and why there are no adjustments to the pro forma income tax benefit.

As of March 31, 2009, both Pulte and Centex reported net deferred tax asset balances of $0 as each company’s deferred tax assets were fully offset by deferred tax liabilities and valuation allowances. The income tax benefits reflected in the pro forma statement of operations primarily relate to income tax losses incurred during 2008 that were carried back to prior periods and resulted in the receipt of income tax refunds during 2009. As a result, any potential limitation under Section 382 would not have impacted such income tax benefits. Accordingly, no adjustments were made to the pro forma income tax benefits.

59.	Please tell us how you intend to present reportable segments for the combined entity subsequent to the merger based on the requirements of SFAS 131.

Currently, and as disclosed in Note 3 to Pulte’s consolidated financial statements for the year ended December 31, 2008, each of Pulte’s five Homebuilding Areas represent a

Securities and Exchange Commission
June 12, 2009

reportable segment while Pulte’s mortgage and title operations are reported in its Financial Services reportable segment. As disclosed in Pulte’s Rule 425 filing on June 2, 2009, Pulte’s post-merger Homebuilding operations will be organized into six Areas. Additionally, Pulte expects that its mortgage and title operations will be organized under one Financial Services organizational structure. Therefore, while Pulte has not fully completed its evaluation of its expected post-merger organizational structure, Pulte currently anticipates that each of its six Homebuilding Areas will represent a reportable segment and that its mortgage and title operations will represent one Financial Services reportable segment.
Financial Forecasts, page 95
Pulte Financial Forecast, page 95
60.	Please explain how the strategic-case forecast and the liquidity-case forecast differ. Also clarify whether the Homebuilding Net Sales and EBIT numbers are presented on a stand-alone or combined basis.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see pages 108 and 109 of Amendment No. 1.

61.	Please disclose the material underlying assumptions that Pulte management made in arriving at these projected numbers.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see pages 108 and 109 of Amendment No. 1.
Centex Financial Forecasts, page 96
62.	Please clarify whether Homebuilding Revenues, Net Income (Loss), Total Assets and Total Liabilities represent Centex only numbers or projections on a combined basis. Further, please disclose the underlying material assumption the Centex management made, in particular with respect to the future housing industry conditions.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see page 109 of Amendment No. 1.

63.	We note that in both scenarios, during years 2010, 2011, and 2012 the Net Income (loss) experiences a significant swing. Please explain the relevant factors having an effect on these projected numbers.

Securities and Exchange Commission
June 12, 2009

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see page 109 of Amendment No. 1.
Adjustments, page 97
64.	Please explain how Pulte and Centex adjusted each other’s projections, with a focus toward enhancing the understanding of the material differences between Pulte’s and Centex’s management positions, as reflected by the disclosed projections. Please present the adjusted numbers in a tabular format.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see pages 110 and 111 of Amendment No. 1.
Part II — Information Not Required in Prospectus
Undertakings, page II-2
65.	Please provide the undertaking required by Item 512(a)(6) of Regulation S-K.

The undertaking has been added in response to this comment. Please see page II-4 of Amendment No. 1.
Pulte Homes, Inc.
Pulte’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008
Item 8. Financial Statements and Supplemental Data, page 42
Consolidated Statements of Operations, page 43
66.	Please fully explain to us how and why you believe the format of your statement of operations complies with the requirements of Rule 5-03 of Regulation S-X.

Pulte acknowledges that the formats of statements of operations that prevail within the homebuilding industry do not necessarily mirror the more traditional format implied by Rule 5-03. Pulte adopted its current format over a decade ago in order to be responsive to investors’ desires to see operating results for Pulte’s homebuilding operations separate from its financial services operations and corporate functions. This format is consistent with certain of Pulte’s competitors within the industry. In order to provide the disclosures required under Rule 5-03, specifically as it relates to the presentation of cost of sales and selling, general and administrative expenses, Pulte includes such disclosures in its guarantor financial statements (see Note 14 to Pulte’s financial statements for the year ended December 31, 2008 as included in its Form 10-K). Additionally, Pulte also

Securities and Exchange Commission
June 12, 2009

provides consolidated selling, general and administrative expenses in the segment disclosures (see Note 3, footnote (d) to Pulte’s consolidated financial statements for the year ended December 31, 2008). Pulte also notes that the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in its Forms 10-K and 10-Q provide detailed analyses of its homebuilding and financial services operations (see the tables on pages 21, 22, and 29 in Pulte’s Form 10-K for the year ended December 31, 2008). Pulte believes that its presentation and additional disclosures satisfy the requirements of Rule 5-03.
Note 1. Summary of Significant Accounting Policies, page 46
Restructuring, page 49
67.	We note your discussion of the current and planned restructuring activities in your Form 10-K and S-4. Please revise future filings to provide all the disclosures required by paragraph 20 of SFAS 146, including the total expected costs to be incurred, a roll-forward of the restructuring liability balances, and the reportable segments impacted.

In preparing Pulte’s Forms 10-K and 10-Q in recent periods, Pulte considered the disclosures required by SFAS 146 and Staff Accounting Bulletin No. 100. Historically, Pulte has provided the tabular reconciliation and other information required by paragraph 20 of SFAS 146 when such activities and liabilities were material. As of December 31, 2008 and 2007, the remaining liabilities were not material for separate disclosure. In future filings, Pulte will provide appropriate disclosure of any significant restructuring activities in accordance with the guidance provided by SFAS 146 and Staff Accounting Bulletin No. 100.

68.	Please expand your discussion of restructuring activities in Management’s Discussion and Analysis in future filings to disclose the specific steps management is taking under each restructuring initiative, the current status of progress, the estimated completion date, the projected future costs to complete, and the anticipated cost savings, including when those savings are expected to occur.

Consistent with the response to comment #67, Pulte will provide appropriate disclosure of any significant restructuring activities in future filings.
Allowance for warranties, page 54
69.	In future filings, please provide a roll-forward of the warranty liability for each period you present a statement of operations.

Securities and Exchange Commission
June 12, 2009

In future filings, Pulte will provide a roll-forward of the warranty liability for each period for which it presents a statement of operations.
Note 2. Inventory and Land held for sale, page 57
70.	In future filings, please disclose the component of inventory for each segment either here or in note 3. Also, in future filings, please disclose and discuss if and when the projections in your impairment analyses assume improvements in market conditions.

In accordance with the disclosure requirements of SFAS 131 and Item 101(b) of Regulation S-K, Pulte discloses total assets for each reportable segment for each of the last three fiscal years. In addition, though not required by either SFAS 131 or Item 101(b), Pulte discloses the inventory balance by segment for each of the last three fiscal years. However, Pulte does not provide a further disclosure of inventory by component for each segment as such disclosure is neither required nor considered significantly meaningful to a user of the financial statements.

As part of its forecasting and impairment processes, Pulte develops a significant number of assumptions that are highly specific to each community. The degree of variance in projection assumptions between communities combined with the number of communities evaluated for impairment each quarter makes providing summary information that is meaningful and relevant to users of the financial statements complex and potentially misleading. However, Pulte recognizes the importance of providing disclosures that accurately communicate the ongoing risks related to the recoverability of its homebuilding assets. Therefore, Pulte will provide additional disclosure in its future filings related to projections of future market conditions. Pulte’s future disclosure will include language approximating the following (excerpt from Note 2 to Pulte’s consolidated financial statements for the year ended December 31, 2008 with revision noted in italics):

“The Company determines the fair value of a community’s inventory primarily using a discounted cash flow model. These estimated cash flows are significantly impacted by estimates related to expected average selling prices and sales incentives, expected sales paces and cancellation rates, expected land development and construction timelines, and anticipated land development, construction, and overhead costs. Such estimates must be made for each individual community and may vary significantly between communities. The assumptions used in our discounted cash flow models are specific to each community tested for impairment and typically do not assume improvements in market conditions except in limited circumstances in the latter years of long-lived communities. Due to uncertainties in the estimation process, the significant volatility in demand for new

Securities and Exchange Commission
June 12, 2009

housing, and the long life cycles of many communities, actual results could differ significantly from such estimates.”
Note 3. Segment Information, page 60
71.	Please fully explain to us the facts and circumstances that resulted in you revising the reportable segments you present as part of your home building operations.

In December 2008, Pulte re-aligned its homebuilding operations and reduced the number of its homebuilding Areas from eight to five as illustrated below:
Prior to the re-alignment, each of Pulte’s eight homebuilding Areas represented a reportable segment with the exception that its Northern California and Southern California Areas were aggregated into its California reportable segment. After the re-alignment, Pulte determined in accordance with SFAS 131 that each of Pulte’s five homebuilding Areas represent a reportable segment and that no additional aggregation was appropriate. Accordingly, Pulte reflected this new organizational structure in its segment reporting for the year ended December 31, 2008 and reclassified all prior period information to conform to the new presentation.

Securities and Exchange Commission
June 12, 2009

Note 7. Other Financing Arrangements, page 68
72.	We note your disclosures related to liquidity reserve accounts at December 31, 2008. Please tell us how these amounts are reflected in your balance sheet and statements of cash flows and please explain to us the basis for this presentation.

As disclosed in Note 7 to Pulte’s consolidated financial statements for the year ended December 31, 2008, Pulte is required to maintain balances in certain liquidity reserve accounts whenever Pulte fails to satisfy an interest coverage test. While access to and utilization of cash and equivalents maintained in the liquidity reserve accounts is not legally restricted, failure to maintain sufficient balances within the liquidity reserve accounts restricts Pulte’s ability to utilize the credit facility. As of March 31, 2009 and December 31, 2008, Pulte was required to maintain $391.9 million and $393.3 million, respectively, in such accounts.

Since maintenance of funds within the liquidity reserve accounts does not restrict Pulte’s usage of such funds but rather serves to assure future credit availability under Pulte’s revolving credit agreement, Pulte determined that the liquidity reserve accounts represent a compensating balance arrangement. Accordingly, Pulte classifies the balances maintained in the liquidity reserve accounts within cash and equivalents in both the consolidated balance sheet and consolidated statement of cash flows and supplements this classification with disclosure in both the footnotes to the financial statements and the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

In reaching the above conclusion, Pulte considered the guidance in Rule 5-02(1) of Regulation S-X, an excerpt of which is included below:

“Separate disclosure shall be made of the cash and cash items which are restricted as to withdrawal or usage...In cases where compensating balance arrangements exist but are not agreements which legally restrict the use of cash amounts shown on the balance sheet, describe in the notes to the financial statements these arrangements and the amount involved, if determinable, for the most recent audited balance sheet required and for any subsequent unaudited balance sheet required in the notes to the financial statements. Compensating balances that are maintained under an agreement to assure future credit availability shall be disclosed in the notes to the financial statements along with the amount and terms of such agreement.”

Based on the guidance in Rule 5-02(1) and other interpretative guidance it reviewed, Pulte concluded that the appropriate accounting treatment for the balances maintained in the liquidity reserve accounts was to classify such balances within cash and equivalents

Securities and Exchange Commission
June 12, 2009

for both balance sheet and statement of cash flow purposes and to supplement this classification with appropriate footnote disclosure.
Item 9A. Controls and Procedures, page 88
Internal Control Over Financial Reporting, page 88
73.	We note the description of the internal control over financial reporting in the second sentence of the second paragraph. This description does not appear to comply with the definition of internal control over financial reporting set forth in Rule 13a-15(f) and 15(e)-15(f) under the Exchange Act. Please advise.

Pulte will revise its description in future filings as follows (revision noted in italics):

“Management is also responsible for establishing and maintaining effective internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f).” (Second sentence deleted.)
Exhibits, page 91
74.	We note that you have not filed all of the schedules to the Third Amended and Restated Credit Agreement dated June 20, 2007 (Exhibit 10(g)). Please advise.

The schedules and exhibits to the Third Amended and Restated Credit Agreement dated June 20, 2007 (the “Credit Agreement”) were filed by Pulte with such Credit Agreement as part of Exhibit 10(a) to Pulte’s Current Report on Form 8-K dated July 3, 2007. Pulte notes that certain attachments referenced in Schedule 1.1(b) to the Credit Agreement relating to the “Facility LCs issued by Comerica Bank, Compass Bank, Guaranty Bank, JPMorgan Chase Bank, N.A., PNC Bank, National Association, SunTrust Bank and Wachovia Bank, National Association” were inadvertently omitted from Schedule 1.1(b) as filed with the Commission. Pulte does not consider the contents of these attachments to be material to the Credit Agreement but will agree to furnish them to the Commission upon request. In addition, Pulte will consider whether to file these attachments the next time that Pulte files an amendment to the Credit Agreement with the Commission.

Securities and Exchange Commission
June 12, 2009

Pulte’s Definitive Proxy Statement on Schedule 14A Filed on April 7, 2009
2008 Executive Compensation, page 21
Executive Compensation Program Elements, page 23
Annual Incentive Compensation, page 24
75.	If the compensation committee did not quantify Mr. Keane’s individual performance goals and made a subjective determination about whether Mr. Keane achieved the performance goals, then please identify Mr. Keane’s specific contributions and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations. See Item 402(b)(2)(vii) of Regulation S-K. Similar disclosure should be provided for each element of compensation that incorporates an individual performance component.

One-half of Mr. Keane’s award under the Annual Program was based upon his individual performance relating to performance criteria of marketing and sales effectiveness, customer relations management and the execution of national sales events. The Compensation Committee determined that Mr. Keane’s award based on his individual performance should be made at the target level. With respect to marketing and sales effectiveness, Mr. Keane made significant progress in developing a more centralized and cost-effective sales and marketing strategy, including the standardization of all on-line marketing efforts. With respect to customer relationship management, customer satisfaction remained high, with Pulte achieving the number one position in the J.D. Power and Associates New-Home Builder Customer Satisfaction Study. With respect to national sales events, in 2008 approximately $1.3 billion of revenue, not adjusted for cancellations, was directly attributable to three national sales events planned under the supervision of Mr. Keane.

In future annual meeting proxy statement filings by Pulte (“Future Pulte Proxy Filings”), Pulte will provide further insight into how qualitative inputs are translated into objective pay determinations and additional disclosure for each element of compensation that incorporates an individual performance component.

76.	Please disclose by how much the corporate performance target was exceeded and how you determined the actual amount of the awards.

Securities and Exchange Commission
June 12, 2009

The target set by the Compensation Committee for performance with respect to the achievement of cash flows from operations was $1 billion. The actual cash flows from operations were $1,220,392,000 and, excluding tax refunds and payments as required by the Compensation Committee at the time that it established the cash flows from operations metric, were $1,025,699,000. Based upon this company performance and the award opportunities established by the Compensation Committee as set forth in the table on page 25, the Compensation Committee determined that the awards should be paid in cash and restricted shares in an amount not to exceed 110% of the target award and, as a result of fluctuations in Pulte’s stock price, awarded each of the named executive officers cash and restricted shares in an amount less than 110% of his target award.

In Future Pulte Proxy Filings, Pulte will disclose by how much the corporate performance target was exceeded, if applicable, and how Pulte determined the actual amount of the awards.
LTI Program, page 25
77.	With respect to both the corporate award and the individual award for the 2008-2010 performance period, please disclose the actual level achievement and how you determined the actual award amount.

With respect to awards under the LTI Program based on company performance, as indicated above, the target set by the Compensation Committee for company performance with respect to the achievement of cash flows from operations was $1 billion. The actual cash flows from operations was $1,220,392,000 and, excluding tax refunds and payments as required by the Compensation Committee at the time that it established the cash flows from operations metric, was $1,025,699,000. Based upon this company performance and the award opportunities established by the Compensation Committee as set forth in the table on page 26, the Compensation Committee determined that the awards should be paid in cash and restricted shares in an amount not to exceed 110% of the target award and, as a result of fluctuations in Pulte’s stock price, awarded each of the named executive officers cash and restricted shares in an amount less than 110% of his target award.

With respect to awards under the LTI Program based on individual performance, each of the named executive officers earned an award at target level based upon the achievement of his performance goals. The Compensation Committee determined to make these awards at target level based upon the individual performance of each of the named executive officers relating to the following individual performance criteria. For Messrs. Pulte, Dugas, Petruska and Cregg, (i) the earnings per share target was not achieved, (ii) the cash flows from operations target was exceeded, as described above, and

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June 12, 2009

(iii) substantial progress in expense management, productivity and efficiency was achieved in the context of the significant downturn in the homebuilding industry, with improvements in the areas of construction standards, sourcing arrangements and the development and implementation of “lean” training. For Messrs. Pulte, Dugas and Cregg, Pulte’s total shareholder return in 2008 was the highest in the industry. For Messrs. Pulte, Dugas and Petruska, (i) customer satisfaction remained high, with Pulte achieving the number one position in the J.D. Power and Associates New-Home Builder Customer Satisfaction Study, (ii) the goal of retaining employees was achieved in the context of substantial personnel reductions necessitated by the significant downturn in the homebuilding industry and (iii) the mortgage capture rate was at a record high for 2008. For Mr. Cregg, performance with respect to capital structure management was viewed as excellent in the context of the significant downturn in the homebuilding industry, with the development of market-by-market objectives with respect to the preservation of cash and with respect to the pursuit of significant tax benefits attributable to the current homebuilding environment.

In Future Pulte Proxy Filings, Pulte will disclose the actual level of achievement and how Pulte determined the actual award amount with respect to both the corporate award and the individual award for the applicable performance period.
Equity Grants, page 28
78.	We note minimal, if any, analysis as to how the ultimate level of equity awards was determined. For each named executive officer, provide substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts.

In determining the restricted share and stock option grants made to each of the named executive officers in 2008, the Compensation Committee considered the following: (i) Pulte’s historical year-over-year compensation practices, (ii) pre-established ranges of total compensation established by the Compensation Committee at the beginning of each year, (iii) the decline in Pulte’s stock price which indicated that larger equity awards would be needed in order for such awards to have a value consistent with Pulte’s historical compensation practices and its retention objectives, (iv) a peer group analysis conducted by Pearl Meyer & Partners of the compensation of executive officers holding comparable positions at the companies which comprise the Compensation Peer Group set forth on page 23, plus, in 2007, Hovnanian Enterprises, Inc., M.D.C. Holdings, Inc. and Standard Pacific Corp., which showed the overall compensation of such peer executives and the fact that a significant portion of such peer executive compensation was in the form of equity awards, (v) Pulte’s objective to provide greater incentive based on future

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June 12, 2009

Pulte performance, (vi) Pulte’s objective to preserve cash and (vii) the fact that no cash bonuses were awarded to the named executive officers, other than Mr. Keane, for 2007 due to the significant downturn in the homebuilding industry.

In Future Pulte Proxy Filings, Pulte will provide additional analysis as to how the ultimate level of equity awards is determined, and for each named executive officer, provide additional substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts.
Centex Corporation
Centex’s Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2009
Item 8. Financial Statements and Supplementary Data, page 60
Note (M) Business Segments, page 94
79.	Please fully explain to us the facts and circumstances that resulted in you revising the reportable segments you present as part of your home building operations.

During the three months ended September 30, 2008, Centex restated its homebuilding reporting segments as a result of changes Centex made to its internal organization. These changes to Centex’s internal organization were made in response to the prolonged and continuing deterioration of business conditions in the homebuilding industry. These adverse industry conditions are well chronicled and fully disclosed in Centex’s filings. In response to these difficult industry conditions, Centex made significant changes to its operations and its organization to better leverage resources across broader geographic regions. A summary of these changes in Centex’s organization are detailed below.

•	Centex closed multiple division offices and consolidated operations and personnel allowing for significant staff reductions in response to reduced production levels. At March 31, 2007, the last time Centex significantly revised its internal organization and segments, Centex had approximately 6,700 homebuilding employees including sales personnel compared to 3,500 homebuilding employees at September 30, 2008.

•	Centex centralized certain functions to better leverage its resources across the organization. These efforts included investment committee meetings whereby all land acquisition and development expenditures are approved, consolidation of information technology and legal resources, creation of a shared service center for accounts payable and general ledger accounting, and impairment review meetings by reporting segment.

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June 12, 2009

•	The consolidation of division operations, Centex’s centralization initiatives, and the significant decrease in the volume of business activity also allowed Centex to consolidate its regional oversight responsibilities into 4 executive vice presidents from 10 executive vice presidents at March 31, 2007.
Centex’s changes to its internal organization and segments at September 30, 2008 comply with the requirements of SFAS 131. In correspondence between Centex and SEC staff related to its change in segments at March 31, 2007, the SEC stated the following:
We also recognize that one may interpret paragraph 17 of SFAS 131 to imply that certain operating segments, however close in geographic proximity, should not be aggregated due to potential economic dissimilarity. We acknowledge that this interpretation presents considerable implementation problems. For example, it may require aggregation into reportable segments that would either be too large in number, or that would offer almost no analytical value, due to the lack of geographic proximity of the operating segments. Such an interpretation may also require the constant retroactive restatement of previous year reportable segments, such that their usefulness would become inconsistent with paragraph 3 of the pronouncement.
Centex’s changes to its internal organization and segments is consistent with the objectives discussed in previous correspondence with the Staff as Centex’s operating segments are aggregated based on how it was currently operating and managing its business, which directly correlated to the geographic proximity of Centex’s operating segments.
Centex’s Definitive Proxy Statement on Schedule 14A Filed June 6, 2008
Executive Compensation, page 44
Compensation-Setting Decisions for Fiscal Year 2008, page 47
Market Comparison, page 48
80.	It appears from your disclosure that the compensation committee reviews competitive data from two peer groups: the “homebuilding industry” and “non-homebuilding industry companies”. While you have disclosed the component companies for the first peer group, it appears that you have not disclosed the component companies of the second peer group. In accordance with Item 402(b)(2)(xiv) of Regulation S-K, please identify the companies comprising the second peer group or tell us why disclosure is not required.

Securities and Exchange Commission
June 12, 2009

As noted on page 48 of Centex’s proxy statement for the July 2008 annual meeting (the “2008 Proxy Statement”), Centex, as part of its annual compensation setting process for 2008 and consistent with its prior practice, reviewed compensation data from leading executive compensation surveys on industrial companies, the majority of which were non-homebuilding companies, with revenues from $10 billion to $20 billion. These surveys were:
•	Hewitt 2006 Total Compensation Measurement (TCM) Executive Regression Analysis

•	Towers Perrin 2006 Executive Compensation Database

•	William M. Mercer 2006 Mercer Benchmark Database — Executive
The form of the data presented regarding the industrial companies differed significantly from the data provided to Centex from the compensation comparison exercise conducted against the 12 members of the homebuilding peer group identified on page 48 of the proxy statement. The databases used to prepare the surveys described above are not compiled solely for Centex but rather are databases containing comparative compensation data and information for hundreds of other industrial companies. As a result, the information in the surveys do not permit Centex to compare executive compensation against certain or select companies included in the surveys and the companies against which Centex’s compensation is compared may vary by position. Centex respectfully submits that identifying the component companies in each of the surveys used by Centex for purposes of comparing the named executive officers’ compensation to general industrial company compensation practices as a whole is neither practical nor would it provide useful information to Centex’s stockholders and investors.

In future annual meeting proxy statement filings by Centex (“Future Centex Proxy Filings”), Centex will provide further detail regarding the source and use of the referenced surveys in connection with compensation matters.
Corporate Key Financial Goals, page 48
81.	We note that there is no particular weight given to the two elements of these key financial goals. Since the operating income target was not met for fiscal year 2008, it is not clear how the compensation committee determined the amount of the short-term incentive payout for each named executive officer other than the CEO. While we note that the corporate key financial goals for 2009 were changed, please provide us with an analysis of the compensation committee’s methodology in arriving at the actual award amounts by disclosing, among other things, how the compensation

Securities and Exchange Commission
June 12, 2009

committee measured these performance goals against actual performance to determine the award amount.
(A) The two measures comprising the corporate key financial goals disclosed by Centex on page 48 of the 2008 Proxy Statement — “operating income” and “asset turnover” — are weighted equally for the purposes of calculating short-term incentive compensation for the named executive officers. However, the weighting of the corporate key financial goals for each named executive officer’s incentive compensation varies by individual. Page 48 of the proxy statement identifies the categories of performance goals and the corresponding percentage of short-term incentive compensation potential allocated to each category for each named executive officer. For instance, the corporate key financial goals represented 100% of Mr. Eller’s short-term incentive compensation potential, 25% of Mr. Barclay’s short-term incentive compensation potential, and 75% of the short-term incentive compensation potential for the other named executive officers.
In establishing the corporate key financial goals for fiscal 2008, the compensation and management development committee of the board of directors of Centex (the “Centex Compensation Committee”) assigned a 50% weighting to each of operating income and asset turnover measures. Therefore, for Mr. Eller, 50% of his total short-term incentive compensation potential related to operating income and the remaining 50% related to asset turnover. For Mr. Barclay, 12 1/2% of his total short-term incentive compensation potential related to operating income and another 12 1/2% related to asset turnover. For the remaining named executive officers, operating income represented 37 1/2% and asset turnover represented 37 1/2% of short-term incentive compensation potential. In Future Centex Proxy Filings, Centex will make clear the weightings applicable to the various components of short-term incentive compensation.
(B) As part of the fiscal year 2008 compensation setting process and as further described on page 50 of the 2008 Proxy Statement, the Centex Compensation Committee established a target short-term incentive compensation payment amount (as a multiple of base salary). As the payout from each performance goal may range from 0% to 200% depending upon actual performance, the actual short-term incentive compensation awarded to each named executive officer could have been in amounts lesser than or greater than the target amount. Page 54 of the 2008 Proxy Statement identified the actual short-term incentive compensation awards as follows:
“The following table summarizes the payout opportunities and shows the actual payout of short-term incentives (annual cash bonus) for the named executive officers (other than the CEO) for fiscal 2008:

Securities and Exchange Commission
June 12, 2009

		David	Catherine R. Smith,
	Timothy R.	L.	Robert S. Stewart,
Goals	Eller	Barclay	and Brian J. Woram
Corporate key financial goals	100%	25%	75%
Other corporate financial and strategic performance goals	—	25%	25%
Performance of business unit	—	50%	—
Total	100%	100%	100%
Because Ms. Smith had been guaranteed a 75% of target incentive compensation for fiscal 2008 in her offer letter when she joined Centex in October 2006, the committee awarded her short-term incentive compensation at this level of $492,188.”
On page 52 of the 2008 Proxy Statement, Centex summarized the actual payout on the corporate key financial goals. Actual operating income for fiscal year 2008 was below the minimum threshold, so the named executive officers did not receive any short-term incentive compensation in respect of such measure. Actual asset turns for fiscal year 2008, the second measure included in the corporate key financial goals, were 1.10 which triggered a payout at the 150% level. Due to the equal weighting of the measures, the overall actual payout percentage for the corporate key financial goals was calculated at 56.25% of the individual named executive officer’s target percentage allocated to the corporate key financial goals on page 48.

On page 54 of the Centex Proxy Statement, Centex included a table showing the target short-term incentive compensation, the calculated short-term incentive compensation in accordance with Centex’s plans, including impairments, and the actual short-term incentive compensation payout. The following table shows the computations supporting the “calculated short-term incentive compensation amount” for each of the named executive officers other than the CEO (who did not receive the cash bonus) and Ms. Smith (whose bonus was fixed based on her offer letter):

			Contribution	Potential Contribution	Total
	Contribution		for	for Other Corporate	Calculated
	for	Contribution	Performance	Financial and Strategic	Short-Term	Actual
	Operating	for Asset	of Business	Performance Goals	Incentive	Amount
Name	Income	Turnover	Unit	(PDP)	Compensation[1]	Awarded
Barclay	-0-	356,250	646,000	237,500 (50% of target)	1,239,750	340,000
Stewart	-0-	219,375	N/A	97,500 (100% of target)	316,875	244,000
Woram	-0-	316,406	N/A	140,625 (100% of target)	457,031	352,000

[1]	Differs from number included in the Centex Proxy Statement due to rounding.

Securities and Exchange Commission
June 12, 2009

In each of the above cases, the actual award of short-term incentive compensation was less than the target short-term incentive compensation established at the beginning of the fiscal year. The CEO provided his recommendations for a short-term compensation award for the named executive officers based on, among other things, total company performance and the executives’ performance on their other corporate financial and strategic performance goals. This resulted in the executives receiving full credit for the contribution for asset turnover for the fiscal year, and in Mr. Barclay’s case, negative credit for the contribution for the performance of his business unit, and a reduced amount from the target potential with respect to the other corporate financial and strategic performance goals.

In Future Centex Proxy Filings, Centex will provide expanded disclosure of Centex’s actual achievement of operating targets or other performance metrics that may apply, together with the identification of the actual cash bonus amount made and a description of the formulas used to calculate the bonus.
Other Corporate Financial and Strategic Goals, page 49
82.	You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure regarding each named executive officer’s (other than CEO’s) performance development plan. Please provide additional analysis of how individual performance, including quantitative and qualitative elements, contributed to actual compensation for the named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

In Future Centex Proxy Filings, Centex will continue to provide and will expand its disclosure of those specific elements of individual performance that are considered by the Centex Compensation Committee in determining actual compensation received by its named executive officers. With respect to the 2008 Proxy Statement, Centex respectfully submits that the disclosure it provided sets forth in detail how individual performance impacts a named executive officer’s total compensation. Specifically, the individual performance development plan process described on page 49 of the 2008 Proxy Statement plays an important role in ensuring that individual performance is included in compensation decisions. Each individual performance development plan includes a mix of corporate financial goals targeted to the individual position or business unit and strategic performance goals specific to the individual. Page 48 of the 2008 Proxy Statement discusses the types of goals that may be included in a individual performance development plan:
“As part of the performance development plans [for each of the named executive officers other than the CEO], the chief executive officer established other

Securities and Exchange Commission
June 12, 2009

corporate financial and non-financial strategic performance goals that are intended to challenge our executives and to motivate them to stretch to exceed our long-term objectives. These goals, intended to further align compensation with achieving the goals of our business plan, included:

•	strategy execution

•	process improvement

•	cost reduction

•	talent development and management

Actual performance in these areas is reviewed by the chief executive officer following the end of the fiscal year, and he makes a recommendation to the committee regarding his assessment of the named executive officers’ performance of those goals.”
As disclosed on page 48 of the 2008 Proxy Statement, the performance development plans accounted for one-quarter of the total target short-term incentive compensation for the named executive officers other than the CEO.

At the end of fiscal 2008, the CEO reviewed the actual performance of each named executive officer (other than himself) against the applicable performance development plan. Although the performance plans varied by individual officer, they generally contained both objective, quantitative performance criteria and subjective ratings. Based on this review, the CEO reported his assessment of individual performance to the Centex Compensation Committee and the CEO recommended aggregate short-term incentive compensation payout amounts for each executive. For each named executive officer, the Centex Compensation Committee independently reviewed the CEO’s assessment and Centex’s performance as a whole and the executives’ performance. The Centex Compensation Committee has the discretion to accept, reject, or modify the CEO’s recommendations. For fiscal 2008, the Centex Compensation Committee concurred with the CEO’s recommendation regarding the payout amounts and made the short-term incentive compensation awards accordingly.
CEO Compensation Page 52
83.	Please provide additional analysis relating to how the compensation committee determined the $2 million value of the LTPU award made to the CEO. Similar disclosure should be provided for the long-term equity awards made to the other named executive officers. State the factors that were considered in deriving the awards reported on pages 53 and 55 and provide substantive analysis and insight

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June 12, 2009

into why the compensation committee determined that the target levels of compensation were appropriate in light of the factors considered. For example, disclose the actual level of target achievement (Relative EPS growth and Relative Return on Equity) and the correlation between results and the LTPUs awarded by the compensation committee in May 2007.

In recent years, the Centex Compensation Committee typically established performance goals and targets for short-term incentive awards and long-term incentive awards in the first quarter of the applicable fiscal year and approved grants of those incentives after the end of the fiscal year based upon achievement of the pre-established goals. Before fiscal 2008, short-term and long-term incentives were awarded based on the same performance goals. At the beginning of fiscal 2008, the Centex Compensation Committee decided to separate short-term and long-term incentives. Beginning in fiscal 2009, all long-term incentives were awarded at the beginning of the fiscal year, prospectively, without regard to pre-established performance goals for the prior year in order to incentivize performance and for retention purposes. May 2007 was a transition period because part of the long-term awards (i.e., options and restricted awards) were based on the prior fiscal year’s results, and part of such awards (i.e., long-term performance unit awards) were made for future performance and retention purposes.

In May 2008, the Centex Compensation Committee granted certain long-term incentive compensation awards to the named executive officers under Centex’s stockholder-approved equity plans. The Centex Compensation Committee reviewed the range of potential long-term awards that it established at the beginning of fiscal 2008 and considered the overall performance of Centex for fiscal 2008, the individual performance of the named executive officers and other factors. The Centex Compensation Committee made annual awards of long-term compensation to the named executive officers within the range of potential long-term awards that the Centex Compensation Committee established at the beginning of the year.

At its meeting on May 7, 2008, the Centex Compensation Committee awarded to its CEO, Mr. Eller, stock options having a grant date value of $2 million and long-term performance units having a grant date target value of $2 million. The total grant date value of the long-term awards, $4 million, was consistent with previous years’ long-term awards. The Centex Compensation Committee awarded to the other named executive officers awards of stock options and long-term performance units in the same 50%/50% mix and in amounts consistent with the beginning-of-year estimate of total compensation.

LTPU’s are 3-year awards that will be paid out in cash at the end of the three-year performance period based on Centex’s relative performance on two performance measures. For the LTPU awarded in May 2007, the performance period ends on March

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31, 2010. Therefore, Centex has not computed the final payout of relative earnings per share growth or relative return on equity. Because the awards are paid out based on relative performance, the Centex Compensation Committee did not establish specific levels of company performance for earnings per share growth or return on equity, since these would be determined in relation to the performance of other homebuilding companies.

Based on the provisions of the award agreement for the May 2007 LTPU, Centex supplementally provides the following explanation of how payouts will be made under this award. Each award carries with it a number of performance units. The number of performance units will be adjusted based on the relative performance (as described more fully below) at the end of the performance period and the resulting number of units will be multiplied by the fair market value of Centex’s common stock on the last day of the performance period. The total calculated amount will be paid out to employees following review and certification of the results by the Centex Compensation Committee.

Relative earnings per share growth, or relative EPS growth, is defined as earnings per share growth of Centex compared to the other members of the peer group, as determined in good faith by the Centex Compensation Committee. Earnings per share growth is defined as the difference between the cumulative performance period earnings per share and the cumulative baseline earnings per share, expressed as a percentage of the baseline period earnings per share. The cumulative performance EPS is the sum of earnings per share during the 12 quarters of the performance period, while the committed base line period EPS means the sum of earnings per share during the 12 quarters of the baseline period. A table included in the award agreement shows the performance percentage applicable to the relative earnings per share growth component based on the performance of Centex compared to the other homebuilders in the peer group with the target payout being 100%, the maximum payout being 200%, and the minimum payout being 0%.

Relative return on equity, or relative ROE, is defined as the performance period ROE of Centex, compared to other members of the peer group, as determined in good faith by the Centex Compensation Committee. Performance period ROE is defined as the average of (1) the annual return on equity for the four consecutive quarters ending March 31, 2008, (2) the annual return on equity for the four consecutive quarters ending March 31, 2009, and (3) the annual return on equity for the four consecutive quarters ending March 31, 2010. For this purpose, annual ROE for a period of four consecutive quarters means annual net income for the four quarters divided by the average equity for the four quarters. Net income is defined as total company reported net income, adjusted to exclude the effective extraordinary or unusual nonrecurring items of gain, loss, income or expense, as determined in good faith by the Centex Compensation Committee. A table included in the award agreement shows the performance percentage applicable to the

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relative earnings per share growth component based on the performance of Centex compared to the other homebuilders in the peer group with the target payout being 100%, maximum payout being 200%, and minimum payout being 0%.

When disclosing the actual computations for purposes of disclosing the payout amounts in Future Centex Proxy Filings, Centex will provide expanded disclosure of the computation methods.

84.	Please note that in accordance with Instruction 5 of Item 402(b) of Regulation S-K, your disclosure needs to identify how performance targets such as EPS and RRE were calculated from your audited financial statements. Please revise your disclosure accordingly.

In Centex’s response to Comment #83, Centex has explained the methodology that will be used to determine the final payout of long-term performance units awarded in May 2007 after the completion of the performance period in May 2010. Because the performance period has not concluded, Centex is not required to prepare and propose to the Centex Compensation Committee for review a final computation of performance under this award.

When disclosing the actual computations for purposes of disclosing the payout amounts in Future Centex Proxy Filings, Centex will provide expanded disclosure of the computation methods and, where appropriate, identify how the computations used source data from Centex’s audited financial statements.
* * *

Securities and Exchange Commission
June 12, 2009

     Pulte and Centex believe that the foregoing has been responsive to the Staff’s comments.
     Pulte will submit to the Staff the requested letter at the time that it requests acceleration of the effectiveness of the Form S-4.
     If you have any questions related to this letter, please contact Thomas A. Cole of Sidley Austin LLP at (312) 853-7473, Dennis V. Osimitz of Sidley Austin LLP at (312) 853-7748 or Robert L. Verigan of Sidley Austin LLP at (312) 853-4348. Please send any further comments via facsimile to Thomas A. Cole, Dennis V. Osimitz and Robert L. Verigan at (312) 853-7036.

Very truly yours, /s/ Robert L. Verigan
Robert L. Verigan

cc:	Steven M. Cook, Pulte Homes, Inc.
Brian J. Woram, Centex Corporation
Thomas A. Cole, Sidley Austin LLP
Dennis V. Osimitz, Sidley Austin LLP
Daniel A. Neff, Wachtell, Lipton, Rosen & Katz
Gregory E. Ostling, Wachtell, Lipton, Rosen & Katz